"The Needham Funds, Inc."
10f-3 Transactions
         Shares Purchased
Company Ticker Trade Date Executing Broker Needham Manager or Co-Manager? IPO or Secondary Total Offering Offering Price / Fund Price Paid  Needham Growth Fund Needham Aggressive Growth Fund Needham Small Cap Growth Fund Lead Managers
Intellia Therapeutics NTLA 5/6/16 Credit Suisse no IPO " $90,000,000.00 "  18.00    282   115   60  "Credit Suisse, Jefferies & Co., Leerink Patners LLC"
Acacia Communications ACIA 5/13/16 Goldman Sachs Yes IPO " $4,500,000.00 "  23.00    282   115   60  "Goldman Sachs, Bank of America Merrill Lynch, Deutsche Bank Securities, Inc."
US Foods Holding Corp NVTA 5/26/16 Goldman Sachs no IPO " $44,440,000.00 "  23.00    284   116   61  "Goldman Sachs, JP Morgan, Morgan Stanley, KKR Capital Markets, Wells Fargo Securities, Deutsche Bank Securities, Credit Suisse, Citigroup, Bank of America Merrill Lynch"